Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David D. HARRISON
Date of last notice	26 June 2009

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in ordinary shares/CUFS of James Hardie Industries plc held in the form of American Depository Receipts (ADRs). The ADRs are issued by The Bank of New York Mellon.
Date of change	16 August 2013
No. of securities held prior to change

•        Indirect interest in CUFS held in the form of 2,000 ADRs, equivalent to a holding of 10,000 CUFS, held on account for the Director.

•        2,384 ordinary shares/CUFS registered in the name of David D Harrison

Class	ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to five ordinary shares/CUFS.
Number acquired	400 ADRs, equivalent to a holding of 2,000 ordinary shares/CUFS.

+ See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$18,241.79
No. of securities held after change

Current relevant interest is:

•        Indirect interest in 2,400 ADRs, equivalent to a holding of 12,000 ordinary shares/CUFS. The registered holder is The Bank of New York and they are held on account for the following beneficial owners:

o       2,200 ADRs for David D. Harrison; and

o       200 ADRs for David D. Harrison and Susan H. Harrison; and

•        2,384 ordinary shares/CUFS registered in the name of David D Harrison.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 –	Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms. Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 3